Exhibit 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 14 October 2016 purchased 627,062 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 138.79 per share.

Before distribution to the employees, the Share saving plan has 10,928,957 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.